FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA ENTERS INTO AGREEMENT WITH PERRIGO FOR RIGHTS TO ENTOCORT® IN THE US

Divestment  further sharpens focus on three main therapy areas

Agreement follows ex-US divestment of Entocort in July 2015

AstraZeneca today announced that it has entered into an agreement with Perrigo Company plc for the divestment of US rights to Entocort® (budesonide), a gastroenterology medicine for patients with mild to moderate Crohn's disease, an area of medicine outside AstraZeneca's strategic focus.

Under the terms of the agreement, Perrigo will pay AstraZeneca $380 million upon completion of the transaction to acquire the rights to sell Entocort capsules and the authorised generic Entocort capsules marketed by Par Pharmaceuticals. The transaction does not include the transfer of any AstraZeneca employees or facilities.

Luke Miels, Executive Vice President, Global Product and Portfolio Strategy, AstraZeneca, said: "Our agreement with Perrigo completes the global divestment of Entocort, emphasising our strategic focus on three main therapy areas and providing further simplification of our supply chain. We are pleased to be working with Perrigo to ensure patients with Crohn's disease in the US continue to benefit from this important medicine."

Joseph C. Papa, Chairman, President and CEO, Perrigo, said: "The addition of Entocort represents a strong strategic fit with our portfolio of prescription medicines. It supports our commitment to providing effective, affordable treatments to patients with gastroenterological conditions and we look forward to building on the brand's success in the US market."

US product sales of Entocort were $89 million in the year-to-date (at nine months 2015). The transaction is expected to complete by the end of 2015, subject to customary closing conditions. AstraZeneca's 2015 Core Earnings Per Share guidance was upgraded at Year-To-Date & Third Quarter 2015 Results on 5 November and is maintained as it was provided, in the range of mid to high single-digit percentage increase versus the prior year and at constant exchange rates. As AstraZeneca will no longer retain an interest in the US rights to Entocort, the upfront gross receipt will be reported in Other Operating Income in the Company's financial statements.

This agreement, along with the agreement entered into in July 2015 with Tillotts Pharma AG, part of the Zeria Group, for the divestment of global rights to Entocort outside the US, completes the global divestment of Entocort.

About Entocort
In capsule formulation, Entocort is a first-line therapy indicated for the induction and maintenance of clinical remission of mild to moderate active Crohn's disease involving the ileum and/or the ascending colon. As an enema, Entocort is indicated for the induction and maintenance of clinical remission of distal ulcerative colitis in the rectum, sigmoid colon and descending colon.

About Perrigo
Perrigo Company plc, a top five global over-the-counter (OTC) consumer goods and pharmaceutical company, offers patients and customers high quality products at affordable prices. From its beginnings in 1887 as a packager of generic home remedies, Perrigo, headquartered in Ireland, has grown to become the world's largest manufacturer of OTC products and supplier of infant formulas for the store brand market. The Company is also a leading provider of generic extended topical prescription products and receives royalties from Multiple Sclerosis drug Tysabri®. Perrigo provides "Quality Affordable Healthcare Products®" across a wide variety of product categories and geographies primarily in North America, Europe, and Australia, as well as other markets, including Israel and China.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - respiratory, inflammation, autoimmune disease (RIA), cardiovascular and metabolic disease (CVMD) and oncology - as well as infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 20 7604 8030
Vanessa Rhodes	UK/Global	+44 20 7604 8037
Karen Birmingham	UK/Global	+44 20 7604 8120
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen	Oncology	+44 7818 524185
Eugenia Litz	RIA	+44 7884 735627
Nick Stone	CVMD	+44 7717 618834
Craig Marks	Finance	+44 7881 615764
Christer Gruvris	Consensus Forecasts	+44 7827 836825
US
Lindsey Trickett	Oncology, ING	+1 240 543 7970
Mitch Chan	Oncology	+1 240 477 3771
Dial / Toll-Free		+1 866 381 7277

Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease,
ING - Infection, Neuroscience and Gastrointestinal

23 November 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 November 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary